Tech/Ops Sevcon, Inc 155 Northboro Road Soutborough MA 01772 Tel (508) 281 5510 Fax (508) 281 5520 www.techopssevcon.com

September 27, 2010

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:           Tech/Ops Sevcon, Inc.
Item 4.01 Form 8-K
Filed September 21, 2010
File No. 001-09789

Dear Mr. Vaughn,

This responds to your letter of September 22, 2010 to the undersigned regarding the Form 8-K of Tech/Ops Sevcon, Inc. (“Tech/Ops”) referred to above.  For your convenience, your comment is restated below, followed by our response.

Form 8-K Dated September 20, 2010
Item 4.01 – Change in Registrant’s Certifying Accountant

1.	Please amend your filing to include the disclosures required by Item 304(a)(2)(i)-(ii) of Regulation S-K related to your newly engaged accountant.

Response:

Tech/Ops respectfully submits that no disclosures were required by Item 304(a)(2)(i)-(ii) of Regulation S-K in the Form 8-K.  The second sentence of Item 304(a)(2) says,

In addition, if during the registrant's two most recent fiscal years, and any subsequent interim period prior to engaging that accountant, the registrant (or someone on its behalf) consulted the newly engaged accountant regarding [the matters described in clauses (i) or (ii)], then the registrant shall [provide the requisite disclosure] (emphasis added).

In other words, Item 304(a)(2)(i)-(ii) requires disclosure only if such consultation occurred.  It does not require negative disclosure (e.g., by saying “disclose whether or not . . . the registrant consulted the newly engaged accountant . . . .”).  In Financial Reporting Release 31 (Rel. Nos. 33-6766 and 34-25578) (April 7, 1988), adopting Item 304(a)(2), the Commission said,

Under the adopted disclosure item, disclosure is required of only those issues discussed with the newly engaged accountants prior to their engagement that either (i) trigger SAS 50 performance and reporting standards or (ii) were the subject of a reportable event or disagreement with the former auditor. . . .
[T]he Commission has adopted new disclosure requirements concerning consultations between the registrant and the newly engaged auditor that occurred within approximately two years prior to the engagement if those discussions (1) were or should have been subject to SAS 50 or (2) concerned the subject matter of a disagreement or reportable event with the former auditor  (emphasis added).

Since Tech/Ops engaged in no such preliminary discussions with its newly engaged auditor, it was only required to disclose the information called for by the first sentence of Item 304(a)(2).
As requested, Tech/Ops acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Tech/Ops may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul N. Farquhar
Paul N. Farquhar
Vice President and Chief Financial Officer